EXHIBIT T3H
$284 M S ENIOR C REDIT F ACILITY
Credit Agreement dated 10/16/2006 $205,900,000 term loan $34,100,000 delayed-draw term loan $44,000,000 revolving loan Maturity: earlier of (i) 14 days before maturity of 9 7/8% Subordinated Notes, including extensions or refinancings, and (ii) October 10, 2010. Secured by substantially all of the Company’s real and personal property Guaranteed by substantially all subsidiaries
10 1/2% S ENIOR N OTES — UNSECURED
Indenture dated as of 07/02/03 Maturity: 2011 $235 million outstanding Trustee = U.S. Bank National Association Unconditionally guaranteed, on a joint and several basis, by the Guarantor subsidiaries including substantially all domestic subsidiaries of the Company. Non-Guarantor subsidiaries include Canadian operations and special purpose entities for accounts receivable and real estate finance programs
9 7/8% S UBORDINATED N OTES — UNSECURED
Indenture dated as of 12/16/98 Maturity: 10/15/2007 $300 million outstanding Trustee = U.S. Bank National Association No guarantees by any subsidiary
B ALLY T OTAL F ITNESS H OLDING C ORPORATION E XECUTIVE O FFICERS Barry R. Elson Acting Chief Executive Officer
Julie Adams Senior Vice President, Member Services Marc D. Bassewitz Senior Vice President, Secretary and General Counsel Ronald G. Eidell Senior Vice President, Chief Financial Officer William G. Fanelli Senior Vice President, Corporate Development Gail J. Holmberg Senior Vice President, Chief Information Office Thomas S. Massimino Senior Vice President, Operations James A. McDonald Senior Vice President, Chief Marketing Officer Harold Morgan Senior Vice President, Chief Administrative Officer John Wildman Senior Vice president, Chief Operating Officer Teresa R. Willows Senior Vice President, Customer Care and Member Services
D IRECTORS Don R. Kornstein Interim Chairman of the Board Barry R. Elson Charles J. Burdick Eric Langshur